Exhibit 12 to 2004 10-Q

CONVERGYS CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Amounts in millions)

For the Three Months Ended Mar. 31, 2004
Earnings:
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$51.4

Adjustment for undistributed (income)/losses of partnerships	0.3

Interest expense	1.7

Portion of rental expense deemed interest	7.9

Total earnings	$61.3

Fixed Charges:
Interest expense	$1.7

Portion of rental expense deemed interest	7.9

Total fixed charges	$9.6

Preferred dividends:
Preferred dividends	—

Combined fixed charges and preferred dividends	$9.6

Ratio of Earnings to Fixed Charges	6.39

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	6.39